UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
Form 11-K
_____________________________________________________________
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from             to
Commission File Number 1-32729
_____________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Potlatch Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, Washington 99201

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Schedule for

Potlatch Salaried 401(k) Plan

December 31, 2014 and 2013

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13
SIGNATURES	14
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Potlatch Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Salaried 401(k) Plan (Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(continued)

The supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Spokane, Washington
June 17, 2015

Potlatch Salaried 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2014	2013
Participants directed investments at fair value
Registered investment company funds:
Vanguard Institutional Index Fund	$11,726,712	$11,386,331
Vanguard Total Bond Market Index Fund	8,255,709	7,664,550
Vanguard Total International Stock Index Fund Institutional Class	7,457,290	8,347,525
Vanguard Extended Market Index Fund Institutional Shares	4,399,194	5,268,975
Dodge & Cox Stock Fund	3,594,470	3,308,932
PIMCO Total Return Fund	3,095,304	3,758,115
Mainstay Large Cap Growth Fund	3,067,996	2,648,846
Artisan Mid-Cap Fund Institutional	1,732,556	1,766,536
Artisan Mid-Cap Value Fund	1,517,331	1,949,588
Timesquare Mid-Cap Growth Fund	1,202,990	1,156,396
Artisan International Fund Institutional	1,172,035	1,136,371
Dodge & Cox International Fund	1,120,521	1,122,683
Conestoga Small Cap Fund	610,431	917,287
T. Rowe Price Emerging Market Stock Fund	455,421	622,008
Neuberger and Berman High Income Bond Fund	360,141	301,420
PIMCO All Asset Fund Institutional	6,029	8,434
T. Rowe Price Retirement Balance Fund	144,410	208,983
T. Rowe Price Retirement 2005 Fund	—	15,592
T. Rowe Price Retirement 2010 Fund	33,142	45,002
T. Rowe Price Retirement 2015 Fund	346,238	365,165
T. Rowe Price Retirement 2020 Fund	1,769,937	1,660,261
T. Rowe Price Retirement 2025 Fund	1,309,429	1,008,333
T. Rowe Price Retirement 2030 Fund	871,696	698,078
T. Rowe Price Retirement 2035 Fund	541,817	388,093
T. Rowe Price Retirement 2040 Fund	428,987	381,460
T. Rowe Price Retirement 2045 Fund	271,887	197,817
T. Rowe Price Retirement 2050 Fund	326,315	228,708
T. Rowe Price Retirement 2055 Fund	170,940	58,349
Collective investment funds:
Putnam Stable Value Fund	11,606,363	14,859,629
Wells Fargo Stable Return Fund	72,070	—
Common stock:
Potlatch Stock Fund	7,501,951	7,519,091
Total	75,169,312	78,998,558
Notes receivable from participants	405,296	500,074
Employer contribution receivable	20,922	—
Net assets available for benefits, at fair value	75,595,530	79,498,632
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(215,471)	(192,310)
Net assets available for benefits	$75,380,059	$79,306,322

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Investment income:
Interest income	$224,742	$275,966
Dividend income	2,216,148	1,780,367
Net appreciation of fair value of investments	1,210,991	9,066,348
Net investment income	3,651,881	11,122,681
Interest income on notes receivable from participants	15,858	16,457
Contributions:
Participant	2,185,149	2,148,230
Employer	1,117,206	999,049
Total additions	3,302,355	3,147,279
Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	(10,800,622)	(8,675,897)
Market value of shares distributed in settlement of participants’ accounts	(16,526)	(17,963)
Loan and administrative fees	(79,209)	(84,668)
Total distributions, fees, and transfers to other accounts	(10,896,357)	(8,778,528)
Net (decrease) increase prior to transfers	(3,926,263)	5,507,889
Transfers of Plan assets from Potlatch Hourly 401(k) Plan	—	135,079
Net (decrease) increase	(3,926,263)	5,642,968
Net assets available for benefits:
Beginning of year	79,306,322	73,663,354
End of year	$75,380,059	$79,306,322

The accompanying notes are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Notes to Financial Statements

Note 1: Description of Plan

The following description of the Potlatch Salaried 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions - Employees are eligible to participate (Eligible Employee) on the date the Regular Employee first performs duties for which he or she is paid or entitled to earnings as an Eligible Employee. Non Regular employees, employees hired for part-time work, become Eligible Employees after completing 1,000 hours of service in any period of twelve (12) consecutive months or the date the Non Regular Employee becomes a Regular Employee.

The Plan provides that each eligible salaried employee may elect a deferred contribution up to 80% of his or her monthly earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular status employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

The Company makes matching contributions to the Plan equal to 70% of participating contributions, not in excess of 6%, although the Company may approve a higher or lower rate.

For employees hired between January 1, 2011 and June 1, 2015, the Company makes a nonelective base contribution of 3% of their eligible compensation to their respective 401(k) plans. The benefit vests on the same schedule as his or her employer matching account as described below. The non-elective contribution was removed in a plan amendment effective June 1, 2015 for newly hired employees.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options - Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including registered investment company funds, collective investment funds, and the Potlatch Stock Fund. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participant's direction.

Vesting - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 2	0%
2 or more	100%

A participant's interest in his or her matching account becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates.

Forfeitures - As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants re-hired during the year may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Participant forfeitures for the years ended December 31, 2014 and 2013 totaled $19,362 and $49,618, respectively. Forfeitures used for the years ended December 31, 2014 and 2013 totaled $29,936 and $12,310, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant's account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in a effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2014 bear interest at various rates ranging from 3.25% to 8.25% and mature at various times through October 2019.

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party in interest transactions.

Note 2: Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Investment valuation - Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Fully benefit-responsive guaranteed investment contracts (GICs), security-backed investment contracts (SBICs), synthetic guaranteed investment contracts (Synthetic GICs) and separate account guaranteed investment contracts (Separate Account GICs) (Investment Contracts) included in the Putnam Stable Value Fund and Wells Fargo Stable Return Fund are valued at fair value and adjusted to contract value, which represents the principal balance of the Investment Contracts, plus accrued interest at the stated crediting rate, less payments received and contract charges by the insurance companies. There are no redemption restrictions for participants in these funds.

Prior to October 31, 2014 the Plan invested in the Putnam Stable Value Fund, a collective investment fund that invests in high-quality GICs and similar contracts issued by insurance companies, banks and other financial institutions. The Fund also invests up to 75% of its assets in SBICs, including Separate Account GIC products of insurance companies.

During the years ended December 31, the weighted average yield and crediting interest rates for the Putnam Stable Value Fund was as follows:

	2014	2013
Average Yield	1.65%	1.94%
Crediting Interest Rate	2.03%	1.86%

Effective October 31, 2014 the Plan closed the Putnam Stable Value Fund to new investments and introduced the Wells Fargo Stable Return Fund as a replacement. The Wells Fargo Stable Return Fund invests in the

Wells Fargo Stable Value Fund C, a collective investment fund that invests in high-quality GICs, Synthetic GICs and Separate Account GICs.

During the year ended December 31, 2014, the weighted average yield and crediting interest rate for the Wells Fargo Return Fund was as follows:

2014
Average Yield	1.40%
Crediting Interest Rate	1.64%

Investments in shares of the stock funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in collective investment fund are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded on accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement.

Subsequent events - The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

The Plan has evaluated subsequent events through June 17, 2015, which is the date the financial statements were issued.

Recent accounting pronouncement - In April 2015, the Financial Accounting Standards board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, with earlier application permitted.

Note 3: Investments

During the years ended December 31, the Plan's investments appreciated (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2014	2013
Registered investment company funds	$1,159,983	$8,336,591
Potlatch Stock Fund	50,914	729,757
Collective investment fund	93	—
Net appreciation of fair value investments	$1,210,990	$9,066,348

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Following is a description of the valuation methodologies used for assets measured at fair value:

•
Registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Company stock is valued at the closing price reported on the active market on which the individual securities are traded.

•
Investments in the collective investment funds (Putnam Stable Value Fund and Wells Fargo Stable Return Fund) are recorded at fair value and adjusted to contract value. See Investment Valuation in Note 2: Summary of Significant Accounting Policies for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$16,125,906	$—	$—	$16,125,906
Balanced funds	6,220,828	—	—	6,220,828
Growth funds	10,208,443	—	—	10,208,443
Value funds	1,517,331	—	—	1,517,331
Fixed income funds	11,711,153	—	—	11,711,153
International funds	9,749,846	—	—	9,749,846
Emerging Market funds	455,421	—	—	455,421
Total registered investment company funds	55,988,928	—	—	55,988,928
Common stocks:
Consumer	7,501,951	—	—	7,501,951
Total common stocks	7,501,951	—	—	7,501,951
Collective investment funds:
Putnam Stable Value Fund	—	11,606,363	—	11,606,363
Wells Fargo Stable Return Fund	—	72,070	—	72,070
Total collective investment funds	—	11,678,433	—	11,678,433
Total assets at fair value	$63,490,879	$11,678,433	$—	$75,169,312

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$16,655,306	$—	$—	$16,655,306
Balanced funds	5,264,275	—	—	5,264,275
Growth funds	9,797,997	—	—	9,797,997
Value funds	1,949,588	—	—	1,949,588
Fixed income funds	11,724,085	—	—	11,724,085
International funds	10,606,579	—	—	10,606,579
Emerging Market funds	622,008	—	—	622,008
Total registered investment company funds	56,619,838	—	—	56,619,838
Common stocks:
Consumer	7,519,091	—	—	7,519,091
Total common stocks	7,519,091	—	—	7,519,091
Collective investment funds:
Putnam Stable Value Fund	—	14,859,629	—	14,859,629
Total collective investment funds	—	14,859,629	—	14,859,629
Total assets at fair value	$64,138,929	$14,859,629	$—	$78,998,558

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2014, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4: Investment Risk

The Plan invests in shares of mutual funds, collective investment funds, and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 5: Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6: Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 2012, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 7: Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2014	2013
Net assets available for benefits per the financial statements	$75,380,059	$79,306,322
Loans in deemed distributed status	—	(124,762)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	215,471	192,310
Net assets available for benefits per Form 5500	$75,595,530	$79,373,870

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the years ended December 31:

	2014	2013
Net (decrease) increase in net assets available for benefits prior to transfers per the financial statements	$(3,926,263)	$5,507,889
Change in deemed distributed loans	124,762	3,764
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(192,310)	(550,075)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	215,471	192,310
Total net (loss) income per Form 5500	$(3,778,340)	$5,153,888

Potlatch Salaried 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045
Plan Number:         105

	(b)	(c)	December 31, 2014
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment
	company funds:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$11,726,712
	Vanguard Funds	Vanguard Total Bond Market Index Fund	**	8,255,709
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	7,457,290
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	4,399,194
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	3,594,470
	PIMCO Funds	PIMCO Total Return Fund	**	3,095,304
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	3,067,996
	Artisan Funds	Artisan Mid Cap Fund Institutional	**	1,732,556
	Artisan Funds	Artisan Mid-Cap Value Fund	**	1,517,331
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	**	1,202,990
	Artisan Funds	Artisan International Fund Institutional	**	1,172,035
	Dodge & Cox Funds	Dodge & Cox International Fund	**	1,120,521
	Conestoga Funds	Conestoga Small Cap Fund	**	610,431
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	455,421
	Neuberger & Berman Funds	Neuberger and Berman High Income Bond Fund	**	360,141
	PIMCO Funds	PIMCO All Asset Fund Institutional	**	6,029
	T. Rowe Price Funds	T. Rowe Price Retirement Balance Fund	**	144,410
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	33,142
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	346,238
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	1,769,937
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	1,309,429
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	871,696
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	541,817
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	428,987
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	271,887
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	326,315
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	170,940
	Collective investment funds:
	Putnam Investments	Putnam Stable Value Fund	**	11,606,363
	Wells Fargo Funds	Wells Fargo Stable Return Fund	**	72,070
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	7,501,951
*	Plan participant loans	Participant loans with interest from 3.25% to 8.25% and mature through October 2019		405,296
				$75,574,608

*Represents a party in interest at December 31, 2014.
**The cost of participant-directed investments is not required to be disclosed.

Potlatch Salaried 401(k) Plan
Signatures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Salaried 401(k) Plan

By /s/ Jerald W. Richards
Jerald W. Richards, Vice President and Chief Financial Officer
On behalf of the administrator
Date: June 18, 2015